                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             (Amendment No. ____ )



                       SMITH'S FOOD & DRUG CENTERS, INC.
          -----------------------------------------------------------
                                (Name of Issuer)


                     Class B Common Stock, $0.01 par value
           --------------------------------------------------------
                         (Title of Class of Securities)



                                   83238810
              ---------------------------------------------------
                                 (CUSIP Number)


                            Mr. James T. Byrne, Jr.
                            Office of the Secretary
                       Bankers Trust New York Corporation
                      280 Park Avenue, New York, NY 10017
                              Tel. (212) 250-1869
          -----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                             September 17 ,  1996*
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

See Item 5.

                            Exhibit Index on Page 23


                                    1 of 24

                                  SCHEDULE 13D

CUSIP NO.                                      83238810
- --------------------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                    BT Holdings (New York), Inc.
                                    EIN No. 13-3553005
- --------------------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)[ ]
                                                                                     (b)[ ]
- --------------------------------------------------------------------------------------------
3.  SEC USE ONLY
- --------------------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                               WC
- ---------------------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                        [X]
- ---------------------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                               New York
- ---------------------------------------------------------------------------------------------
NUMBERS OF       7.  SOLE VOTING POWER
 SHARES                                                 235,200
 BENEFICIALLY        ------------------------------------------------------------------------
 OWNED BY EACH
 REPORTING       8.  SHARED VOTING POWER
 PERSON WITH                                            0
                     ------------------------------------------------------------------------

                 9.  SOLE DISPOSITIVE POWER
                                                        235,200
                     ------------------------------------------------------------------------

                 10. SHARED DISPOSITIVE POWER
                                                        0
- ---------------------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                               235,200
- ---------------------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                        [ ]
- ---------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                               2.21%
- ---------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                               CO
- ---------------------------------------------------------------------------------------------



                                    2 of 24

                                  SCHEDULE 13D

CUSIP NO.                                      83238810
- --------------------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                    Bankers Trust International plc

- --------------------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)[ ]
                                                                                     (b)[ ]
- --------------------------------------------------------------------------------------------
3.  SEC USE ONLY
- --------------------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                               WC
- ---------------------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                        [ ]
- ---------------------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                               United Kingdom
- ---------------------------------------------------------------------------------------------
NUMBERS OF       7.  SOLE VOTING POWER
 SHARES                                                 1
 BENEFICIALLY        ------------------------------------------------------------------------
 OWNED BY EACH
 REPORTING       8.  SHARED VOTING POWER
 PERSON WITH                                            0
                     ------------------------------------------------------------------------

                 9.  SOLE DISPOSITIVE POWER
                                                        1
                     ------------------------------------------------------------------------

                 10. SHARED DISPOSITIVE POWER
                                                        0
- ---------------------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                        1
- ---------------------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                        [ ]
- ---------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                               N/A
- ---------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                               CO
- ---------------------------------------------------------------------------------------------


                                    3 of 24

                                  SCHEDULE 13D

CUSIP NO.                                      83238810
- --------------------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                    BT Securities Corporation
                                    EIN No. 13-3311934
- --------------------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)[ ]
                                                                                     (b)[ ]
- --------------------------------------------------------------------------------------------
3.  SEC USE ONLY
- --------------------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                               WC
- ---------------------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                        [X]
- ---------------------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                               Delaware
- ---------------------------------------------------------------------------------------------
NUMBERS OF       7.  SOLE VOTING POWER
 SHARES                                                 7,529
 BENEFICIALLY        ------------------------------------------------------------------------
 OWNED BY EACH
 REPORTING       8.  SHARED VOTING POWER
 PERSON WITH                                            0
                     ------------------------------------------------------------------------

                 9.  SOLE DISPOSITIVE POWER
                                                        7,529
                     ------------------------------------------------------------------------

                 10. SHARED DISPOSITIVE POWER
                                                        0
- ---------------------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                               7,529
- ---------------------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                        [ ]
- ---------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                               0.07%
- ---------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                               BD
- ---------------------------------------------------------------------------------------------



                                    4 of 24

                                  SCHEDULE 13D

CUSIP NO.                                      83238810
- --------------------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Bankers Trust New York Corporation EIN No. 13-6180473
- --------------------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)[ ]
                                                                                     (b)[ ]
- --------------------------------------------------------------------------------------------
3.  SEC USE ONLY
- --------------------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                               WC
- ---------------------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                        [X]
- ---------------------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                               New York
- ---------------------------------------------------------------------------------------------
NUMBERS OF       7.  SOLE VOTING POWER
 SHARES                                                 427,669*
 BENEFICIALLY        ------------------------------------------------------------------------
 OWNED BY EACH
 REPORTING       8.  SHARED VOTING POWER
 PERSON WITH                                            0
                     ------------------------------------------------------------------------

                 9.  SOLE DISPOSITIVE POWER
                                                        0*
                     ------------------------------------------------------------------------

                 10. SHARED DISPOSITIVE POWER
                                                        427,669*
- ---------------------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                               427,669*
- ---------------------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                        [ ]
- ---------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                               4.03*
- ---------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                          CO
- ---------------------------------------------------------------------------------------------

- ---------------

     *Bankers Trust International plc is an indirect wholly-owned subsidiary of Bankers Trust New York Corporation. BT Holdings (New York), Inc. and BT Securities Corporation are direct wholly-owned subsidiaries of Bankers Trust New York Corporation. As a result, in addition to the shares of Class B Common Stock beneficially owned directly by Bankers Trust New York Corporation, Bankers Trust New York Corporation also may be deemed to be the indirect beneficial owner of the shares of Class B Common Stock beneficially owned by BT Holdings (New York), Inc., BT Securities Corporation and Bankers Trust International plc.



                                    5 of 24

                       SMITH'S FOOD & DRUG CENTERS, INC.

                             SECURITY AND ISSUER.

             This statement relates to the Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of Smith's Food & Drug Centers, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1550 South Redwood Road, Salt Lake City, Utah 84104.

ITEM 2.  IDENTITY AND BACKGROUND.

             Item 2(a) through (c); Item 2(f).
             --------------------------------

             This statement is being filed by (i) BT Holdings (New York), Inc., a New York corporation ("BTH"), with respect to the shares of Class B Common Stock held by it as principal; (ii) Bankers Trust International plc, a United Kingdom company ("BTI"), with respect to the share of Class B Common Stock beneficially owned by it as principal; (iii) BT Securities Corporation, a Delaware corporation ("BT Securities"), with respect to the shares of Class B Common Stock beneficially owned by it as principal; and (iv) Bankers Trust New York Corporation, a New York corporation ("BTNY"), with respect to the shares of Class B Common Stock beneficially owned by it as principal, and which as a parent of each of BTH, BTI and BT Securities may be deemed to be the indirect beneficial owner of the shares of Class B Common Stock owned by BTH, BTI and BT Securities.

             BTH is a wholly-owned subsidiary of BTNY. BTI is an indirect wholly-owned subsidiary of BTNY through other wholly-owned subsidiaries. BT Securities is a wholly-owned subsidiary of BTNY. Each of BTH, BTI, BTNY and BT Securities is referred to from time to time as a "Purchaser". Attached hereto as Annex A is a chart showing the ownership relationship among the Purchasers.

             BTNY is a registered bank holding company. The principal business of BTH is to hold investments for BTNY. The principal business of BTI is as a United Kingdom bank. The principal business of BT Securities is as a broker-dealer.

             The address of the principal business and principal office of BTH and BT Securities is 130 Liberty Street, New York, New York 10006. The address of the principal business and principal office of BTNY is 280 Park Avenue, New York, New York 10017. The address of the principal business and principal office of BTI is 1 Appold Street, Broadgate, London, EC2A 2HE.

             The name, citizenship, business or residence address, principal occupation or employment, and name, principal business and address of any corporation or organization in which such employment is conducted of each director and executive officer of each Purchaser is set forth in Annex B attached hereto and incorporated into this Item 2 by reference.

             Items 2(d) and (e).
             ------------------


                                    6 of 24

             Except as disclosed in Annex C hereto, no Purchaser, or, to the knowledge of any Purchaser, any of the persons identified in Annex B, have during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             BTH acquired the 235,200 shares of Class B Common Stock reported herein as principal, using its working capital to acquire such shares of Class B Common Stock.

             BTI acquired the 1 share of Class B Common Stock reported herein as principal, using its working capital to acquire such shares of Class B Common Stock.

             BT Securities acquired the 7,529 shares of Class B Common Stock reported herein as principal, using its working capital to acquire such shares of Class B Common Stock.

             BTNY acquired the 427,669 shares of Class B Common Stock reported herein as principal, using its working capital to acquire such shares of Class B Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

             The Purchasers have acquired the shares of Class B Common Stock reported herein for investment purposes. See also Item 6.

             As of the date of this Statement on Schedule 13D, none of the Purchasers has any present plans or proposals which relate to or would result in the events described in parts (a) through (j) of Item 4 of Schedule 13D.

             The Purchasers expect to evaluate on an ongoing basis the Issuer's financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer. Each of the Purchasers reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each of the Purchasers may at any time and from time to time acquire additional shares of Class B Common Stock or securities convertible or exchangeable for Class B Common Stock and may dispose of shares of Class B Common Stock. Any such transactions may be effected at any time and from time to time. To the knowledge of the Purchasers, each of the persons listed on Annex B hereto may make the same evaluation and may have the same reservations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.



                                    7 of 24

             (a) BTH beneficially owns 235,200 shares of Class B Common Stock as principal, constituting 2.21% of the issued and outstanding shares of Class B Common Stock of the Issuer. BTI beneficially owns 1 share of Class B Common Stock as principal.

             BT Securities beneficially owns 7,529 shares of Class B Common Stock as principal, constituting .07% of the issued and outstanding shares of Class B Common Stock.

             BTNY beneficially owns 427,669 shares of Class B Common Stock as principal, constituting 4.03% of the issued and outstanding shares of Class B Common Stock. As a parent of each of the Purchasers, BTNY also may be deemed to be the indirect beneficial owner of the shares of Class B Common Stock owned by each of the other Purchasers.

             To the best knowledge and belief of the Purchasers, none of the persons listed on Annex B hereto beneficially owns any shares of Class B Common Stock.

             (b) Each Purchaser has sole power to vote and dispose of the shares of Class B Common Stock beneficially owned by it.

             (c) Annex D hereto sets forth all transactions in shares of Class B Common Stock that were effected during the past sixty days by the persons referred to in paragraph (a).

             (d) No person other than the persons described in paragraph (a) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Common Stock beneficially owned by it.

             (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             In connection with a recapitalization of the Issuer in May 1996, the Issuer issued its Senior Subordinated Notes (the "Notes") in the aggregate principal amount of $575 million. The Notes were offered and sold in an underwritten public offering in which BT Securities acted as as one of the underwriters. BT Securities makes a market in the Notes as of the date hereof.

             Bankers Trust Company, a direct subsidiary of BTNY and the parent of BTI ("BTCo."), and Chase Manhattan arranged for a term loan and working capital facility in an aggregate of $995 million (the "Credit Facility") for the Issuer in connection with the recapitalization of the Issuer. BTCo. is the administrative agent of and a lender under the Credit Facility. The credit agreement contains various affirmative and negative covenants which restrict the Issuer's


                                    8 of 24
business and operations, including the payment of dividends, the acquisition and issuance of equity securities and mergers, consolidations, and sales or other dispositions of assets.

             BTNY and certain of its affiliates, in the ordinary course of its business, have purchased some of the shares of the Class B Common Stock included in the aggregate securities described in this filing as part of its hedging strategy involving certain cash settled client derivative transactions. None of these derivative transactions give the counterparty the power to direct the vote or the power to direct the disposition of any of the shares of the Class B Common Stock that are beneficially owned by BTNY.

             No Purchaser is a party to any other contract, arrangement, understanding or relationship involving the shares of Class B Common Stock or other securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

             7.01.     Joint filing statement pursuant to Rule 13d-1(f)(1).


SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 27, 1996



Signature:     BANKERS TRUST NEW YORK CORPORATION


       By:         s/ James T. Byrne, Jr.
                   ----------------------------
       Name:          James T. Byrne, Jr.
       Title:         Senior Vice President


                                    9 of 24

                                    ANNEX A



                       BANKERS TRUST NEW YORK CORPORATION


        Owns 100% of             Owns 100% of             Owns 100% of

BT Securities Corporation   Bankers Trust Company  BT Holdings (New York), Inc.



                                 Owns 100% of

                             Bankers International
                             Corporation


                                 Owns 100% of

                             BT Holdings (Europe)
                             Ltd.


                                 Owns 100% of

                             BT Holdings (UK) Ltd.



                                 Owns 100% of

                             Bankers Trust
                             International plc



                                   10 of 24

                                    ANNEX B

                      BANKERS TRUST NEW YORK CORPORATION



             The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of BTNY. To the best knowledge and belief of BTNY, none of the following persons beneficially owns any shares of Class B Common Stock.


                                         Occupation or Principal
Name and Mail Address                    Business Affiliation                   Citizenship
- ---------------------                    --------------------                   -----------
                                         DIRECTORS
                                         ---------

George B. Beitzel                        Retired Senior Vice President and          U.S.
29 King Street                           Director
Chappaqua, NY  10514-3432                International Business Machines
                                         Corporation

Phillip A. Griffiths                     Chairman                                   U.S.
Institute for Advanced Study             Institute for Advanced Study
Olden Lane
Princeton, NJ 08540

William R. Howell                        Chairman of the Board                      U.S.
J.C. Penney Company, Inc.                J.C. Penney Company, Inc.
P.O. Box 10001
Dallas, TX 75301-0001

Jon M. Huntsman                          Chairman and Chief Executive Officer       U.S.
Huntsman Corporation                     Huntsman Chemical Corporation
500 Huntsman Way
Salt Lake City, UT 84108

Vernon E. Jordan, Jr.                    Senior Partner                             U.S.
Akin, Gump, Strauss, Hauer & Feld,       Akin, Gump, Strauss, Hauer & Feld, LLP
LLP
1333 New Hampshire Avenue, N.W.
Suite 400
Washington D.C. 20036




                                   11 of 24


Hamish Maxwell                           Retired Chairman and Chief Executive       U.S.
Philip Morris Companies, Inc.            Officer
100 Park Avenue                          Philip Morris Companies Inc.
New York, NY 10017

Frank N. Newman                          Chairman of the Board and Chief            U.S.
Bankers Trust Company                    Executive Officer and President
130 Liberty Street                       Bankers Trust Company;
New York, NY 10006                       Chairman of the Board and Chief
                                         Executive Officer and President
                                         Bankers Trust New York Corporation

N.J. Nicholas Jr.                        Investor                                   U.S.
15 West 53rd Street, #34F
New York, NY 10019

Russell E. Palmer                        Chairman and Chief Executive Officer       U.S.
The Palmer Group                         The Palmer Group
3600 Market Street
Suite 530
Philadelphia, PA 19104

Donald L. Staheli                        Chairman and Chief Executive Officer       U.S.
Continental Grain Company                United States Continental Grain Company
277 Park Avenue, 50th Floor
New York, NY 10172

Patricia Carry Stewart                   Former Vice President                      U.S.
Bankers Trust Company                    The Edna McConnell Clark Foundation
c/o Office of the Secretary
130 Liberty Street
New York, NY 10006

George J. Vojta                          Vice Chairman                              U.S.
Bankers Trust Company                    Bankers Trust Company and
130 Liberty Street                       Bankers Trust New York Corporation
New York, NY 10006

Paul A. Volcker                          Former Chairman                            U.S.
599 Lexington Avenue, 40th Floor         Wolfensohn & Co., Inc.
New York, New York 10022

                                         EXECUTIVE OFFICERS
                                         ------------------

Geoffrey M. Fletcher                     Managing Director and Principal            U.S.
Bankers Trust Company                    Accounting Officer
130 Liberty Street                       Bankers Trust Company;
New York, NY 10006                       Senior Vice President and Principal
                                         Accounting Officer
                                         Bankers Trust New York Corporation




                                   12 of 24


Joseph A. Manganello, Jr.                Managing Director and Chief Credit         U.S.
Bankers Trust Company                    Officer
130 Liberty Street                       Bankers Trust Company;
New York, NY 10006                       Executive Vice President and Chief
                                         Credit
                                         Officer
                                         Bankers Trust New York Corporation

Richard H. Daniel                        Managing Director, Chief Financial         U.S.
Bankers Trust Company                    Officer and Controller
130 Liberty Street                       Bankers Trust Company;
New York, NY 10006                       Executive Vice President, Chief
                                         Financial
                                         Officer and Controller
                                         Bankers Trust New York Corporation

Melvin A. Yellin                         Managing Director and General Counsel      U.S.
Bankers Trust Company                    Bankers Trust Company;
130 Liberty Street                       Executive Vice President and General
New York, NY 10006                       Counsel
                                         Bankers Trust New York Corporation

Mark Bieler                              Managing Director                          U.S.
Bankers Trust Company                    Bankers Trust Company;
130 Liberty Street                       Executive Vice President
New York, NY 10006                       Bankers Trust New York Corporation

Christian Marie Yves De Balmann          Chairman                                   U.S., France
Bankers Trust Company                    Bankers Trust International PLC;
1 Appold Street                          Managing Director
Broadgate, 4th Floor                     Bankers Trust Company;
London, EC2A 2HE                         Senior Vice President
                                         Bankers Trust New York Corporation

R. Kelly Doherty                         Managing Director                          U.S.
Bankers Trust Company                    Bankers Trust Company;
130 Liberty Street                       Senior Vice President
New York, NY 10006                       Bankers Trust New York Corporation

Robert A. Ferguson                       Executive Vice President                   Australia
Bankers Trust Australia Limited          Bankers Trust Australia Limited;
Level 15, The Chifley Tower              Managing Director
2 Chifley Square                         Bankers Trust Company;
Sydney, N.S.W. 2000                      Senior Vice President
Australia                                Bankers Trust New York Corporation

Alexander P. Frick                       Managing Director                          U.S.
Bankers Trust Company                    Bankers Trust Company;
130 Liberty Street                       Senior Vice President
New York, NY 10006                       Bankers Trust New York Corporation




                                   13 of 24


B.J. Kingdon                             Managing Director                          U.S.
Bankers Trust Company                    Bankers Trust Company;
130 Liberty Street                       Senior Vice President
New York, NY 10006                       Bankers Trust New York Corporation

Ian Martin                               Executive Vice President                   Australia
Bankers Trust Australia Limited          Bankers Trust Australia Limited;
Level 15, The Chifley Tower              Senior Vice President
2 Chifley Square                         Bankers Trust New York Corporation
Sydney, N.S.W. 2000
Australia

Rodney A. McLauchlan                     Managing Director                          U.S.
BT Securities Corporation                BT Securities Corporation;
130 Liberty Street                       Senior Vice President
New York, NY 10006                       Bankers Trust New York Corporation

Timothy S. Rattray                       Managing Director                          U.S.
Bankers Trust Company                    Bankers Trust Company;
Two Pacific Place                        Senior Vice President
36th Floor                               Bankers Trust New York Corporation
88 Queensway
Hong Kong

J. Edward Virtue                         Managing Director                          U.S.
BT Securities Corporation                BT Securities Corporation;
130 Liberty Street                       Senior Vice President
New York, NY 10006                       Bankers Trust New York Corporation





                                   14 of 24

                        BANKERS TRUST INTERNATIONAL PLC


             The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of BTI. To the best knowledge and belief of BTI, none of the following persons beneficially owns any shares of Class B Common Stock.



Name and Mail Address             Occupation or Principal                        Citizenship
- ---------------------             Business Affiliation                           -----------
                                  --------------------

Christian Marie Yves              Chairman;                                      U.S., France
 De Balmann                       Managing Director
Bankers Trust Company             Bankers Trust Company;
1 Appold Street                   Senior Vice President
Broadgate, 4th Floor              Bankers Trust New York Corporation
London, EC2A 2HE

Philippe Souviron                 Vice Chairman,                                 France
Bankers Trust Company             Head of Client Coverage Europe and
1 Appold Street                   European County Management
Broadgate, 4th Floor
London, EC2A 2HE

Brian R. Cook                     President and Chief Operating Officer,         U.K.
Bankers Trust Company             Executive Director, Head of Global
1 Appold Street                   Network Management and Control, Head
Broadgate, 4th Floor              of Global Real Estate and Security
London, EC2A 2HE

Achilles O. Macris                Executive Director, Head of FX Client          U.S.
Bankers Trust Company             Trading Services
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

Stephen J. Harper                 Executive Director, Head of Financial          Canada
Bankers Trust Company             Institutions Merchant Bank (Canadian)
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE




                                   15 of 24


Yoav Tamir                        Executive Director, Head of Market Risk        Israel
Bankers Trust Company             London
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

Nicholas C. Riley                 Executive Director, Head of Financial          U.K.
Bankers Trust Company             Services Ops. London
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

Paul D. Smith                     Executive Director, Head of Product            U.S.
Bankers Trust Company             Control, Investment Banking & Risk
1 Appold Street                   Management
Broadgate, 4th Floor
London, EC2A 2HE

Alan Greatbatch                   Executive Director, Compliance Officer,        U.K.
Bankers Trust Company             Head of Compliance Europe
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

Nicholas D. Harrison              Executive Director, Global Network             U.K.
Bankers Trust Company             Management and Control Europe
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

Andrew M. Graham                  Executive Director, Controller,                U.K.
Bankers Trust Company             Controller Europe
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

Matthew J. Hale                   Executive Director, Treasury  Europe           U.K.
Bankers Trust Company
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

William G. Ronai                  Executive Director, Credit Europe              U.S.
Bankers Trust Company
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE




                                   16 of 24


Graham Clempson                   Executive Director, Head of Structured         U.K.
Bankers Trust Company             Finance, London
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE




















                                   17 of 24

                           BT SECURITIES CORPORATION

             The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of BT Securities. To the best knowledge and belief of BT Securities, none of the following persons beneficially owns any shares of Class B Common Stock.



Name and Mailing Address          Occupation or Principal          Citizenship
- ------------------------          Business Affiliation             -----------
                                  --------------------
                                  DIRECTORS
                                  ---------

Howard M. Schneider               President and CEO                    U.S.
BT Securities Corporation         BT Securities Corporation
130 Liberty Street
New York, New York 10006

Marie Bitetti                     Director, Managing Director          U.S.
BT Securities Corporation         BT Securities Corporation
130 Liberty Street
New York, New York 10006

Geralyn A. Fitzgerald             Director, Managing Director          U.S.
BT Securities Corporation         BT Securities Corporation
130 Liberty Street
New York, New York 10006

Kevin R. Flach                    Director, Managing Director          U.S.
BT Securities Corporation         BT Securities Corporation
130 Liberty Street
New York, New York 10006

David W. Gittings                 Director, Managing Director          U.S.
BT Securities Corporation         BT Securities Corporation
Liberty Street
New York, New York 10006

Richard M. Gunthel                Director, Managing Director          U.S.
BT Securities Corporation         BT Securities Corporation
130 Liberty Street
New York, New York 10006

John P. Hardt                     Director, Vice President,            U.S.
BT Securities Corporation         Treasurer
130 Liberty Street                BT Securities Corporation
New York, New York 10006





                                   18 of 24


Terence J. Mogan                   Director, Managing               U.S.
BT Securities Corporation          Director,
130 Liberty Street                 Chief Credit Officer
New York, New York 10006           BT Securities Corporation

Thomas Quane                       Director, Managing               U.S.
BT Securities Corporation          Director,
130 Liberty Street                 Controller
New York, New York 10006           BT Securities Corporation

Peter D. Scutt                     Director, Managing Director      U.S.
BT Securities Corporation          BT Securities Corporation
130 Liberty Street
New York, New York 10006

James E. Virtue                    Director, Managing Director      U.S.
BT Securities Corporation          BT Securities Corporation
130 Liberty Street
New York, New York 10006

Frank Vulpi                        Director, Managing               U.S.
BT Securities Corporation          Director,
130 Liberty Street                 Chief Operating Officer
New York, New York 10006           BT Securities Corporation

John R. Zacamy                     Director, Managing Director      U.S.
BT Securities Corporation          BT Securities Corporation
130 Liberty Street
New York, New York 10006




                                   19 of 24

                          BT HOLDINGS (NEW YORK), INC.

             The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of BT Holdings (New York), Inc. To the best knowledge and belief of BT Holdings (New York), Inc., none of the following persons beneficially owns any shares of Class B Common Stock.



Name and Mailing Address           Occupation or Principal         Citizenship
- ------------------------           Business Affiliation            -----------
                                   --------------------
                                   DIRECTORS
                                   ---------

Duncan P. Hennes                   Executive Vice President,        U.S.
Bankers Trust Company              Treasurer and Director BT
130 Liberty Street                 Holdings, Inc.;
New York, New York 10006           Senior Vice President,
                                   Bankers Trust New York
                                   Corporation

Garret G. Thunen                   President and Director,          U.S.
Bankers Trust Company              BT Holdings (New York), Inc.;
130 Liberty Street                 Treasurer,  Bankers Trust New
New York, New York 10006           York Corporation

Andrej J. Rojek                    Director, BT Holdings (New       U.S.
Bankers Trust Company              York), Inc.;
130 Liberty Street                 Managing Director,
New York, New York 10006           BT Securities Corporation

Mannuel J. Schnaidman              Vice President and Director,     U.S.
Bankers Trust Company              BT
130 Liberty Street                 Holdings (New York), Inc.
New York, New York 10006           Vice President, Bankers Trust
                                   New York Corporation





                                   20 of 24

                                    ANNEX C


             BTNY and BT Securities Corporation are subject to a Written Agreement, dated December 4, 1994 (the "Written Agreement"), with the Federal Reserve Bank of New York and a Memorandum of Understanding, dated December 21, 1994 (the "Memorandum"), with the New York State Banking Department. The Written Agreement and Memorandum are described in BTNY's Forms 8-K, dated December 4, 1994 and January 19, 1994, respectively. These Forms 8-K are hereby incorporated by reference into this Annex C.

             BT Securities is also subject to an Order, dated December 22, 1994, of the Securities and Exchange Commission and an Order dated December 22, 1994, of the Commodity Futures Trading Commission. These Orders are included in and described in BTNY's Form 8-K, dated December 22, 1994. This Form 8-K is hereby incorporated by reference into this Annex C.



















                                   21 of 24

                                    ANNEX D


             Except as set forth below, none of BTH, BTNY, BTI or BT Securities had any transactions in shares of Common Stock within the last 60 days. BTH had the following transactions in shares of Common Stock during the sixty days prior to the filing of this Schedule 13D. All of such transactions were made in the open market and for cash.


- ------------------------------------------
Trade Date    Transaction  Quantity  Price
- ----------    -----------  --------  -----
- ------------------------------------------
31-Jul-96     Purchase          1    27.50
- ------------------------------------------
17-Sep-96     Purchase      21500    27.00
- ------------------------------------------
18-Sep-96     Purchase      13500    26.75
- ------------------------------------------
19-Sep-96     Purchase       8600    27.00
- ------------------------------------------
20-Sep-96     Purchase      56200    26.55
- ------------------------------------------
















                                   22 of 24

                                    EXHIBIT INDEX


DOCUMENT                                                         PAGE IN THIS
- --------                                                          STATEMENT
                                                                 -------------

7.01. Joint filing statement pursuant to Rule 13d-1(f)(1).            23











                                   23 of 24